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         Changes in Board of Directors, Executive Officers and Auditors
                       (To be effective on June 28, 2005)

(1) Nominee for the Board of Directors (to be elected at the Shareholders
    Meeting)

    Director and Senior Executive Advisor     Hiroshi Oura
                                              (Representative Director, Chairman
                                              of the Board and CEO)
    Chairman of the Board                     Shimpei Takeshita
                                              (Vice Chairman of the Board)
    Representative Board Director             Toshio Maruyama
    Director of the Board                     Junji Nishiura
    Director of the Board                     Hiroji Agata
    Director of the Board                     Hitoshi Owada
    Director of the Board                     Takashi Tokuno

(2) Nominees for Corporate Auditor (to be elected at the Shareholders Meeting)

    Corporate Auditor                         Naoyuki Akikusa
                                              (Representative Director and
                                              Chairman, Fujitsu Limited)

    * Corporate Auditor, Mr. Kuniaki Suzuki, retires as of June 28, 2005.

(3) Nominees for Executive Officers

    President and CEO                                 Toshio Maruyama
                                                      (President and COO)
    Senior Executive Officer                          Junji Nishiura
    Senior Executive Officer                          Hiroji Agata
    Managing Executive Officer                        Hitoshi Owada
    Managing Executive Officer                        Takashi Tokuno
    Managing Executive Officer                        Kenichi Mitsuoka
    Managing Executive Officer                        Yuri Morita
    Managing Executive Officer                        Jiro Katoh
    Managing Executive Officer (to be promoted)       Takao Tadokoro
    Managing Executive Officer (to be promoted)       Hiroyasu Sawai
    Managing Executive Officer (to be promoted)       Hiroshi Tsukahara
    Executive Officer                                 Masao Shimizu
    Executive Officer                                 Masao Araki
    Executive Officer                                 Yuichi Kurita
    Executive Officer                                 Yoshiro Yagi
    Executive Officer                                 Hideaki Imada
    Executive Officer                                 Shinichiro Umeda
    Executive Officer (to be newly elected)           Akira Hatakeyama
    Executive Officer (to be newly elected)           Yasuhiro Kawata
    Executive Officer (to be newly elected)           Takashi Sugiura
    Executive Officer (to be newly elected)           Shinichiro Kuroe

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Resignation from the Board :
   Kiyoshi Miyasaka, Director and Senior Executive Officer --
   To be elected as President of Advantest Customer Support Corporation

Other changes:
   Norihito Kotani, Managing Executive Officer --
   To be elected as President of Advantest Laboratory Co. Ltd.

   Yoshiaki Furuse, Executive Officer --
   To be elected as Executive Director of Advantest Customer Support Corporation

Nominee for Corporate Auditor (Biography)

   Naoyuki Akikusa  (Date of Birth: December 12, 1938)
              Mar. 1961 Graduated from Waseda University, Faculty of Political
                        Science and Economics.
              Apr. 1961 Joined Fujitsu Limited
              Jun. 1988 Member of the Board, Fujitsu Limited
              Jun. 1991 Managing Director, Fujitsu Limited
              Jun. 1992 Executive Director, Fujitsu Limited
              Jun. 1998 Representative Director and President, Fujitsu Limited Jun. 2003 Representative Director and Chairman, Fujitsu Limited
                        (Current Position)


Nominee for New Executive Officers (Biography)

      Akira Hatakeyama  (Date of Birth: December 20, 1950)
              Mar. 1973 Graduated from Nagoya University, Faculty of Engineering Apr. 1973 Joined Advantest Corporation
              Apr. 2001 President, Japan Engineering Corporation (Current
                        Position)

      Yasuhiro Kawata  (Date of Birth: October 5, 1953)
              Mar. 1974 Graduated from Wakayama National College of Technology Apr. 1974 Joined Advantest Corporation
              Apr. 2005 General Manager, 2nd SOC Tester Business Division,
                        1st Test System Business Group (Current Position)

      Takashi Sugiura  (Date of Birth: March 8, 1957)
              Mar. 1979 Graduated from Nagoya University, Faculty of Physics Apr. 1979 Joined Advantest Corporation
              Apr. 2005 General Manager, Product Design Initiatives 1, 1st
                        Test System Business Group (Current Position)

      Shinichiro Kuroe  (Date of Birth: March 30, 1959)
              Mar. 1981 Graduated from Hosei University, Faculty of Engineering Apr. 1981 Joined Advantest Corporation
              Apr. 2005 General Manager, Solution Business Division Sales
                        and Marketing Group (Current Position)


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